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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                  (CHECK ONE)

[ ] Form 10-K and Form 10-KSB         [ ] Form 20-F       [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB         [ ] Form N-SAR

For Period Ended: January 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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     If the notification relates to a portion of the filing checked above,
            Identify the item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION
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         ABLE TELCOM HOLDING CORP.
         Full Name of Registrant (Former Name if Applicable)

         1000 HOLCOMB WOODS PARKWAY, SUITE 440
         Address of Principal Executive Offices (Street and Number)

         ROSWELL, GEORGIA 30076
         City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR; or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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The Form 10-Q for the Registrant for the quarter ended January 31, 2000, could not be filed without unreasonable effort or expense and, as a result, the Registrant seeks relief pursuant to Rule 12b-25(b).

Management of the Registrant anticipates the filing of the Form 10-Q on or about March 21, 2000.

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PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

         EDWARD POLLOCK              (561)                 688-0400
         --------------              -----                 --------
             (Name)               (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [x] Yes               [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ ] Yes               [x] No

             If so attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             This answer is qualified. It is not anticipated that there will be any significant change in results when reflected against adjusted earnings as stated in Footnote 22 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999, as filed on February 22, 2000.

                           Able Telcom Holding Corp.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: March 16, 2000                   By: /s/ Edward Pollock
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                                          Name:  EDWARD POLLOCK
                                          Title: GENERAL COUNSEL